Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

1 February 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Acquisition 6.2 Holdings in Company 6.3 Annual Calendar 2007

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary

6.1

RECEIVED
2007 FEB 13 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial

Rentokil Initial PLC - Acquisition

Rentokil Initial PLC
02 January 2007

2 January 2007

RENTOKIL INITIAL ACQUIRES ENVIROFRESH

Rentokil Initial plc (RTO), one of the world's leading providers of business support services, today announces that it has acquired EnviroFresh Limited for a total consideration of £9 million in cash. EnviroFresh is an innovative UK company which specialises in the provision of effective, environmentally-friendly washroom products.

EnviroFresh was established in June 2000. It has developed and patented a product for men's urinals called SaniSleeve, which together with its EnviroFlush system, deals comprehensively with all common urinal problems, reducing operating and maintenance costs, and improving hygiene. In particular, the system reduces flush water usage for business customers by up to 90%.

Rentokil Initial will look to expand the use of the SaniSleeve product and EnviroFlush system across its businesses, while at the same time continuing to develop the business using a wide range to routes to market including distributors and other third parties.

Henry Chandler, Divisional Managing Director - Initial Textiles and Washroom

services, said: 'Water usage is a major cost and environmental focus for businesses around the world and as a result of today's agreement we will be able to offer our customers an innovative solution which can cut flush water usage by up to 90%. As a leading supplier of washroom services our aim is to maintain product and service innovation, focused on the needs of our customers, as well as providing market leading solutions to raise standards in the washroom environment.'

- Ends -

Notes to Editors

Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 70,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.

For further information, please contact:

Rentokil Initial plc
Malcolm Padley, Corporate Communications - 020 7866 3027 / 07788 978 199
Lisa Williams, Investor Relations - 020 7 866 3028 / 07980 895 419

Brunswick Group

Tom Williams - 020 7 404 5959 / 07834 502 361
Jon Rhodes - 020 7404 5959 / 07974 982 334

6.1

Rentokil Initial

Rentokil Initial PLC - Acquisition

Rentokil Initial PLC
11 January 2007

11th January 2007

RENTOKIL INITIAL ACQUISITION

Rentokil Initial plc announces that it has acquired Acelec Alarme SAS, a provider of electronic security services in the Bordeaux region of France, from two private owners.

Acelec Alarme had revenues of 4.2 million euros in the year to 31 December 2005 and the value of gross assets acquired is 600,000 euros.

-Ends-

6.2

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
11 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Rentokil Initial Plc

2) Name of shareholder having a major interest

Britel Fund Trustees Limited (and subsidiary)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of holdings of shareholders referred to above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Britel Fund Nominees Limited	3,102,223
Chase Nominees Limited	69,210,508

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

438,570

8) Percentage of issued class

0.024%

9) Class of security

Ordinary shares of 1p

10) Date of transaction

10 January 2007

11) Date company informed

10 January 2007

12) Total holding following this notification

72,312,731

13) Total percentage holding of issued class following this notification

3.985

14) Any additional information

None

15) Name of contact and telephone number for queries

P Griffiths 020 7866 3021

16) Name and signature of authorised company official responsible for making this notification

P Griffiths

Date of notification .. 11 January 2007

6.2

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
30 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights: (Yes   )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : (No)

3. Full name of person(s) subject to the notification obligation (iii):

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme and Hermes Pensions Management Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

24 January 2007

6. Date on which issuer notified:

25 January 2007

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord 1p	78,065,189	78,065,189

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord 1p	3,102,223	3,102,223	74,772,951	0.171%	4.121%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
77,875,174	4.292%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Pensions Management Limited. Hermes Pensions Management Limited is the parent undertaking of:

1. Hermes Equity Ownership Services Limited (voting rights held in this issuer: 0.204%)

2. Hermes Investment Management Limited (voting rights held in this issuer: 0.949%)

3. Hermes Focus Asset Management Limited (voting rights held in this issuer: 3.139%)

4. Hermes Assured Limited (included with number 2)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder:

See comment in Section 13.

11. Number of voting rights proxy holder will cease to hold:

See comment in Section 13.

12. Date on which proxy holder will cease to hold voting rights:

See comment in Section 13.

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in services agreements for the provision of corporate governance services to various underlying clients.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underlying clients which includes all the shares owned directly by BT Pension Scheme and Hermes Assured Limited.

Hermes Focus Asset Management Limited hold the voting rights as General Partner under a standing proxy contained in limited partnership agreements with various limited partnerships.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a). The aggregation is made at the lower threshold of 3% and above because Hermes Equity Ownership Services Limited does not manage investments for the purposes of the investment manager exemption contained in DTR 5.1.5.

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7866 3021

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

....

Contact address (registered office for legal entities):

....

Phone number:

....

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit

taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct

holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

6.2

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
31 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights: (Yes   )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : (No   )

3. Full name of person(s) subject to the notification obligation (iii):

UBS GLOBAL ASSET MANAGEMENT - TRADITIONAL

4. Full name of shareholder(s) (if different from 3.) (iv):

UBS AG

UBS Global Asset Management (Americas Inc)

USB Global Asset Management (Australia Inc)

UBS Global Asset Management (Canada Inc)

UBS Global Asset Management (Deutschland) GmbH

UBS Global Asset Management (France) SA

UBS Global Asset Management (Hong Kong) Ltd

UBS Global Asset Management (Japan) Ltd

UBS Global Asset Management Life Limited

UBS Global Asset Management (Singapore) Ltd

UBS Global Asset Management Trust Company

UBS Global Asset Management (UK) Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

25 January 2007

6. Date on which issuer notified:

29 January 2007

7. Threshold(s) that is/are crossed or reached:

6.05%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord 1p GB00B082RF11	Previous was a non-notifiable disclosure	

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord 1p GB00B082RF11	109,833,525	100,315,143	9,518,382	5.53%	0.52%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
109,833,525	6.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Pensions Management Limited. Hermes Pensions Management Limited is the parent undertaking of:

UBS AG 427,890 0.02%

UBS Global Asset Management (Americas) Inc. 14,521,905 0.80%

UBS Global Asset Management (Australia) Ltd	625,205	0.03%
UBS Global Asset Management (Canada) Co.	4,275,648	0.24%
UBS Global Asset Management (Deutschland) GmbH	1,900,100	0.10%
UBS Global Asset Management (France) SA	101,193	0.01%
UBS Global Asset Management (Hong Kong) Ltd 327,860	0.02%	
UBS Global Asset Management (Japan) Ltd	12,768,974	0.70%
UBS Global Asset Management Life Limited	9,518,382	0.52%
UBS Global Asset Management (Singapore) Ltd	109,678	0.01%
UBS Global Asset Management Trust Company	1,824,288	0.10%
UBS Global Asset Management (UK) Limited	63,432,402	3.50%

Proxy Voting:

10. Name of the proxy holder:

UBS Global Asset Management on behalf of a number of asset management clients

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Previously was a non-notifiable disclosure

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7866 3021

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

....

Contact address (registered office for legal entities):

....

Phone number:

....

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration

the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to

cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

6.3

Rentokil Initial

Rentokil Initial PLC - Annual Calendar 2007

Rentokil Initial PLC
25 January 2007

25th January 2007

London Stock Exchange
10 Paternoster Square
London, EC4M 7LS

Dear Sir

Please note the following corporate dates for 2007.

Event	Date
Preliminary Announcement of Results for 2007	22nd February 2007
Final Dividend (cash only)	
Ex Dividend	11 April 2007
Record Date	13 April 2007
Pay Date	18 May 2007

Quarter 1 Trading Update	2nd May 2007
AGM	3rd May 2007
First Half 2007 Results Announcement	23rd August 2007
Interim Dividend (cash and DRIP)	
Ex Dividend	12th September 2007
Record Date	14th September 2007
Last Date for DRIP elections	19th September 2007
Pay Date	19th October 2007
Quarter 3 Trading Update	8th November 2007

Yours faithfully

Paul Griffiths
Company Secretary